July 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	ClearSign Technologies Corporation
Registration Statement on Form S-3
Filed July 17, 2025
File No. 333-288736

Acceleration Request
Requested Date: Monday, July 28, 2025
Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-288736) (the “Registration Statement”) to become effective on Monday, July 28, 2025, at 4:30 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

ClearSign Technologies Corporation

By: /s/ Colin James Deller
Colin James Deller
Chief Executive Officer

cc: Gabriel Miranda, Esq., Mitchell Silberberg & Knupp LLP

ClearSign Technologies Corporation – 8023 East 63rd Place, Suite 101, Tulsa, Oklahoma 74133 – Tel: 206.673.4848 – www.clearsign.com